UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Melco Resorts & Entertainment Limited

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

G5974W 10 3

(CUSIP Number)

May 15, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Crown Resorts Limited - Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Crown Entertainment Group Holdings Pty Ltd - Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Crown CCR Group Holdings One Pty Ltd - Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Crown Asia Investments Pty Ltd - Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 amends the Schedule 13G filed February 3, 2017 by the Reporting Persons.

Item 1(a)	Name of Issuer:

Melco Resorts & Entertainment Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

Item 2(a)	Name of Person Filing:

Crown Resorts Limited (“Crown”)

Crown Entertainment Group Holdings Pty Ltd (“Crown Entertainment”)

Crown CCR Group Holdings One Pty Ltd (“CCR One”)

Crown Asia Investments Pty. Ltd. (“Crown Asia”)

Item 2(b)	Address or Principal Business Office or, if None, Residence:

Crown Resorts Limited

Level 3, Crown Towers

8 Whiteman Street

Southbank, Victoria 3006

Australia

Crown Entertainment Group Holdings Pty Ltd

Level 3, Crown Towers

8 Whiteman Street

Southbank, Victoria 3006

Australia

Crown CCR Group Holdings One Pty Ltd

Level 3, Crown Towers

8 Whiteman Street

Southbank, Victoria 3006

Australia

Crown Asia Investments Pty. Ltd.

Level 3, Crown Towers

8 Whiteman Street

Southbank, Victoria 3006

Australia

Item 2(c)	Citizenship:

Crown – Australia

Crown Entertainment – Australia

CCR One – Australia

Crown Asia – Australia

Item 2(d)	Title of Class of Securities:

Ordinary Shares (the “Ordinary Shares”)

Item 2(e)	CUSIP Number:

The CUSIP number for the Ordinary Shares is G5974W103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

As a result of a transaction which completed on May 15, 2017, each of Crown, Crown Entertainment, CCR One and Crown Asia have ceased to beneficially own any Ordinary Shares, and each of Crown, Crown Entertainment, CCR One and Crown Asia have ceased to have any power to vote (or direct the vote) or power to dispose (or direct the disposition) of any Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Crown Asia, Crown Entertainment, CCR One and Crown may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2017

For and on Behalf of
CROWN RESORTS LIMITED

By:	/s/ John Alexander
Name:	John Alexander
Title:	Director

For and on Behalf of
CROWN ENTERTAINMENT GROUP HOLDINGS PTY LTD

By:	/s/ John Alexander
Name:	John Alexander
Title:	Director

For and on Behalf of
CROWN CCR GROUP HOLDINGS ONE PTY LTD

By:	/s/ John Alexander
Name:	John Alexander
Title:	Director

For and on Behalf of
CROWN ASIA INVESTMENTS PTY. LTD.

By:	/s/ John Alexander
Name:	John Alexander
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.*	Agreement with respect to filing of Schedule 13G, dated as of February 1, 2017, between Crown Resorts Limited, Crown Entertainment Group Holdings Pty Ltd, Crown CCR Group Holdings One Pty Ltd and Crown Asia Investments Pty. Ltd.

*	Previously filed as Exhibit 1 to the Schedule 13G filed on February 3, 2017 by the Reporting Persons